[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 18, 2014

BY HAND AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Macrocure Ltd. Confidential Draft Registration Statement on Form F-1 Submitted May 5, 2014 CIK No. 0001606012

Dear Mr. Riedler:

On behalf of Macrocure Ltd. (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Draft Registration Statement on Form F-1 (the “Registration Statement”), as submitted to the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial confidential submission of the Registration Statement with the Commission on May 5, 2014.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 2, 2014 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Jeffrey P. Riedler

Securities and Exchange Commission

June 18, 2014

General

1.      Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Company acknowledges the Staff’s comment and has submitted exhibits 4.2, 10.1 through 10.7 and 21.1 with the Amendment and undertakes to submit all other outstanding exhibits as soon as practicable.

2.      Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company has included copies of all graphic, visual or photographic information in the Amendment that the Company intends to provide in the printed prospectus and the Company acknowledges that the Staff may have comments regarding this material.

3.      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to the Staff's request, the Company is providing to the Staff on a supplemental basis copies of all of the written materials that have been presented to potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such potential investors during the Company's presentation and potential investors did not retain copies of the materials. The Company further advises the Staff that, to the Company's knowledge, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company's offering.

Jeffrey P. Riedler

Securities and Exchange Commission

June 18, 2014

Prospectus Summary, pages 1-2

4.      We note your statement on page 1 that CureXcell has “consistently demonstrated efficacy” in nine clinical studies, and your statement on page 2 that “[n]ine clinical trials to date have consistently demonstrated CureXcell’s ability to effectively” treat hard-to-heal wounds. You should appropriately qualify these and any similar claims of efficacy by referencing only those clinical trials that involved primary clinical endpoints relating to efficacy in treatment of hard-to-heal wounds.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 1, 2, 3, 53, 56, 58 and 59.

Summary Consolidated Financial Data, page 7

5.      Please include a column that discloses the relevant amounts on an as-adjusted basis reflecting the results of the offering for the financial position data.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 8.

Risk Factors

“Our business could suffer if we are unable to attract and retain key employees,” page 18

6.      Please disclose the specific members of your management team and other key personnel on whom you are dependent.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 20.

“Our success depends in part on your ability to obtain and maintain protection…,” pages 22-23

7.      We note your disclosure in the third paragraph of this risk factor that you consider your patents relating to your hypo-osmotic shock technology to be material to the operation of your business as whole. Please state in this paragraph that these patents are subject to the Danon license agreement, and include a brief discussion of the material provisions through which the agreement could be terminated and the resulting negative impact on your operations.

In response to the Staff’s comment, the Company has revised the Registration Statement beginning on page 24 to clarify that the Company believes that the patents that it developed, as opposed to the patents that are subject to the Danon license agreement, are material to the Company’s business. The Company does not use the technology licensed under the Danon license agreement to manufacture CureXcell. Accordingly, the Company respectfully submits that it is not necessary to provide an additional description of the Danon license agreement.

Jeffrey P. Riedler

Securities and Exchange Commission

June 18, 2014

Cautionary Statement Regarding Forward-Looking Statements, page 34

8.      Please note that it is not appropriate to state or imply that you are not liable for disclosure in your registration statement. Your statement on this page disclosing that the prospectus “contains information obtained from independent industry sources that we have not independently verified” could imply that you are not taking liability for the industry and market data included in your registration statement. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for these statements.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 36.

Use of Proceeds, page 35

9.      Please disclose the amount of proceeds that you expect to devote to each purpose listed in the second paragraph of this section, and specifically include the amounts to be devoted to each of your ongoing Phase 3 clinical trials. Additionally, please disclose whether you expect the application of the proceeds to enable you to complete the Phase 3 trials. If not, please disclose what the application of these proceeds will allow you to accomplish as to each partially funded trial. Please also specify the proceeds to be allocated to the establishment of the three manufacturing facilities referenced in this section and disclose how far in establishing those facilities the application of the proceeds will allow you to go. Please make corresponding disclosure as appropriate on page 6 of your prospectus summary.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 6 and 37.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual obligations and commitments, page 45

10.  You indicate that the obligations listed in the table exclude amounts that you are obligated to pay to your supplier of sterile plastic transfusion and infusion bags under a supply agreement and you are required to purchase minimum amounts during each year of the six year term of the agreement ending in February of 2020. Please revise your disclosure to quantify the minimum annual purchase amount. If the amount is immaterial, state that fact.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 49 to indicate that the Company believes that the minimum annual purchase amount under the agreement is immaterial.

Jeffrey P. Riedler

Securities and Exchange Commission

June 18, 2014

Application of Critical Accounting Policies and Estimates Share-based compensation Valuation of our ordinary shares, page 48

11.  Regarding your August 2013 valuation, please disclose the implied discount rate and tell us why the likelihood of positive feedback regarding your clinical trials was considered in the valuation.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 52 to provide the implied discount rate.

The Company respectfully advises the Staff that the likelihood of positive feedback regarding the Company’s clinical trials was considered in the valuation because positive feedback would increase the likelihood of the Company achieving lower research and development expenses, net in future periods and reducing the time to potential marketing approval. The Company believes that reduced costs and faster product approval would affect the valuation of its ordinary shares.

12.  Regarding your October 2013 valuation, please disclose the updated discount rate for lack of marketability. Separately, tell us what exit markets a major shareholder has that a minor shareholder does not have and why this affects the discount rate.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 52 to provide the updated discount rate for lack of marketability.

The Company respectfully submits that major shareholders are more often able to complete sales to certain potential buyers, including large investors focused on making sizable investments in biotechnology companies and a company’s existing shareholders, due, in part, to a major shareholder’s greater knowledge of the company and access to information about the company. In addition, in certain instances, new investors are not interested in making a small investment in a private company, thus limiting a minor shareholder’s ability to sell its shares to such investors. Accordingly, the Company believes that it was appropriate to apply a discount for lack of marketability to minor shareholders’ securities because they may not have the access to as many potential buyers.

13.  Regarding your December 2013 valuation, please disclose the updated assumptions used.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 52.

Jeffrey P. Riedler

Securities and Exchange Commission

June 18, 2014

14.  Please revise your disclosure to highlight that:

•	your estimates of the fair value of your ordinary shares are highly complex and subjective; and

•	you will no longer be required to estimate the fair value of your ordinary shares underlying new equity awards once those shares begin trading.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 51.

15.  Please note the following once your IPO price has been determined:

•	Please provide us a quantitative and qualitative analysis explaining the difference between the estimated offering price and the latest common stock valuation.

•	Please confirm that no additional equity issuances were made subsequent to the latest balance sheet date or provide additional disclosure in that regard.

•	We may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price.

Once a determination of the proposed price range has been made, the Company will provide the Staff with such information and will reconcile and explain the difference between the fair value of the underlying ordinary shares as of the most recent valuation date and the midpoint of the Company’s price range. At that time, the Company will also confirm that no additional equity issuances were made subsequent to the latest balance sheet date or will provide additional disclosure in that regard. In addition, the Company acknowledges that the Staff may have additional comments on its accounting for stock compensation once it has disclosed a proposed price range.

Business
Our Competitive Strengths, page 56

16.  We note your disclosure that you have observed 3% SAEs in patients treated with CureXcell in clinical trials where safety was one of the measured outcomes. Please briefly expand disclosure to clarify how you calculated this percentage. For example, we note that in your post-marketing study involving 131 patients, 29 patients experienced serious adverse events, and in your post-marketing study involving 70 patients, 22 patients experienced serious adverse events. You should provide similar clarifying disclosure where you make this reference on page 2 of your prospectus summary.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 2, 3 and 59.

Jeffrey P. Riedler

Securities and Exchange Commission

June 18, 2014

CureXcell and Its Clinical History, page 58

17.  We note your disclosure stating that “as [prior] studies showed a good safety and efficacy profile for CureXcell, the FDA allowed us to proceed directly to Phase 3 trials without completing Phase 1 and 2 trials.” Please revise your disclosure to clarify which studies were considered by the FDA in making this determination. Further, as it appears that you have had communications with the FDA regarding your Phase 3 trial design, please disclose all material details of those communications, including whether you have or intend to seek a Special Protocol Assessment (SPA).

In response to the Staff’s comment, the Company has revised the Registration Statement on page 61. In addition, the Company respectfully submits that there are no details of its communications with the FDA regarding its Phase 3 clinical trial design that would be material to an investor in the Company’s securities that are not disclosed in the Registration Statement.

Danon License Agreement, page 64

18.  Please expand the description of this agreement to disclose all material terms governing the duration and termination of the license.

In response to the Staff’s comment, the Company has revised the Registration Statement beginning on page 67 to clarify that the Company does not use the technology licensed under this agreement to manufacture CureXcell. Since the licensed patent is not material to the operation of the Company’s business, the Company respectfully submits that all material provisions of the agreement are sufficiently disclosed.

Shares Eligible for Future Sale
Lock-up Agreements, page 103

19.  Please file the form of lock-up agreement as an exhibit to your registration statement.

The Company respectfully advises the Staff that the form of lock-up will be filed as an attachment to the form of underwriting agreement, which will be an exhibit to a subsequent amendment to the Registration Statement.

Notes to the Financial Statements
Statements of Loss, page F-4

20.  Disclose pro forma loss per share for 2013 assuming the conversion of all outstanding preferred A shares into ordinary shares or tell us why you believe this disclosure is not required.

The Company acknowledges that it would be required to provide pro forma earnings per share if a conversion of outstanding securities occurs subsequent to the latest balance sheet date and the conversion resulted in a material reduction of earnings per share. The Company believes, however, that because it presents a loss per share for all periods presented, the assumed conversion of all outstanding preferred A shares into ordinary shares will not result in a material reduction in its earnings per share since the effect of the conversion would be anti-dilutive. In addition, the Company notes that International Financial Reporting Standards (“IFRS”) and, specifically, International Accounting Standard (“IAS”) 33 do not require such pro forma disclosure.

Jeffrey P. Riedler

Securities and Exchange Commission

June 18, 2014

Note 9. Contingent Liabilities and Commitments, page F-16

21.  In B., you indicate that research and development expenses are presented net of proceeds received from sales of CureXcell to healthcare professionals in Israel. You also state that these sales are an integral part of your research and development activities rather than standalone revenues in the ordinary course of business. Please tell us how your sales are related to your research and development activities and how your accounting complies with IAS 18. Reference the relevant accounting literature that supports your accounting.

The Company views the sale of CureXcell in Israel to be part of its research and development activities, rather than commercial in nature. These sales are made to a limited number of health care professionals, without significant marketing activities and significantly below the expected market price of the product as the primary purpose of these sales is to facilitate product safety data collection in order to support its continuance of development activities and product approval in the United States and the European Union, the primary future commercial markets. To support this purpose, the Company has designed a pharmacovigilance system so that the health care professionals administering CureXcell can provide the Company with relevant safety data.

IAS 18 states that revenue is the gross inflow of economic benefits arising in the course of the "ordinary activities" of an entity. The Company believes that the facts set forth above support the Company’s accounting for its CureXcell sales, as the Company does not consider these sales to be an "ordinarily activity" as contemplated by paragraph 7 of IAS 18. In addition, according to paragraph 34 in IAS 1, if an entity undertakes transactions that are incidental to its main revenue-generating activities, then the entity can reflect the substance of the transactions by netting any income and related expenses.

The Company also believes that its case is similar to the case of an entity whose production activities generate by-products. Such entities may apply judgment to determine whether the sale of these by-products represents revenue or whether, due to the immaterial nature of the by-product, it would be more appropriate to net the income against the related expenses. The Company notes that the IFRS Manual of Accounting published by PricewaterhouseCoopers LLP states that where income generated from by-products is material to the understanding of the entity’s ordinary activities, such income would generally be presented as revenue. The Company believes that the income from selling CureXcell in Israel is not material to its planned ordinary activities. The Company notes that the total amount of the income from healthcare professionals in Israel for the year ended December 31, 2013 and 2012 was $0.452 million and $0.486 million, respectively, and that it considers these amounts to be immaterial to its operation and does not expect this volume to grow.

Jeffrey P. Riedler

Securities and Exchange Commission

June 18, 2014

Based on the above, the Company believes that the proceeds it receives from sales of CureXcell in Israel prior to commercialization or FDA approval should not be recorded as revenue but rather should be netted from its research and development costs.

22.  In D., you indicate that the Initial CRO will provide support for the clinical trials towards achieving regulatory approval in the United States and Canada. In the filing, where applicable, please clarify your intent of seeking regulatory approval in Canada or tell us why this disclosure is not warranted.

The Company respectfully informs the Staff that, although the Initial CRO is obligated to provide support in achieving regulatory approval in Canada, the Company does not intend to seek regulatory approval in Canada in the foreseeable future. Accordingly, the Company has removed the reference to Canada on page F-16 because it considers this provision of the agreement to be immaterial.

Note 10. Equity
B. Financing Rounds, page F-18

23.  In 2., with regard to the warrants issued pursuant to the 2010 Share Purchase Agreement, you indicate that you modified the exercise prices of all the warrants in April 2012. Please address the following:

•	Revise your disclosure to indicate how you accounted for these modifications.

In response to the Staff’s comment, the Company has revised the Registration Statement on page F-19.

•	Tell us the fair value of the warrants immediately before and after the modification.

The fair value of the warrants before and after the modification is as follow:

US dollars in thousands
December 31, 2011 (before) (*)	1,971
April 1, 2012 (after)	2,205

(*) As all the warrants are measured at fair value through profit and loss, the period before the modification is the most recent balance sheet date (December 31, 2011).

•	Reference for us the authoritative literature you relied upon to support your accounting.

The warrants issued pursuant to the 2010 Share Purchase Agreement were accounted for as derivative financial instruments measured at fair value through profit and loss in accordance with IAS 39 (as discussed in note 10B(2) to the Company’s consolidated financial statements).

Jeffrey P. Riedler

Securities and Exchange Commission

June 18, 2014

According to paragraph 47(a) to IAS 39, the subsequent measurement of derivatives classified as liabilities is fair value through profit and loss.

The modification of the warrants’ exercise price, which occurred in April 2012, has been reflected in their fair value following the modification. In other words, since the warrants were accounted for as financial derivatives due to their net share settlement feature and consequently were measured at fair value through profit and loss before and after their modification, the reduction in their exercise price has been recorded in their fair value measurement (i.e., it has been recorded as part of the financing expenses for the year ended in December 31, 2012).

24.  In 4., you indicate that the warrants granted pursuant to the 2010 share purchase agreement and the 2012 share purchase agreement were modified in July of 2013. Please address the following:

•	Revise your disclosure to indicate how you accounted for these modifications.

For the reasons set forth below, the Company respectfully submits that the disclosure in the Registration Statement sufficiently indicates how these modifications were accounted for.

•	Tell us the fair value of the warrants immediately before and after the modification.

The fair value of the warrants before and after the modification is as follow:

US dollars in thousands
March 31, 2013 (before) (*)	2,744
July 1, 2013 (after)	7,597

(*) As all the warrants were measured at fair value through profit and loss until the modification in July 2013, the period before the modification is the most recent balance sheet date (March 31, 2013).

•	Reference for us the authoritative literature you relied upon to support your accounting.

•	Tell us how the modification ceased the warrants from being accounted for as a derivative liability. In this regard, tell us if the net share settlement feature was eliminated in the modification.

As a result of the reduction of the warrants exercise price to NIS 0.01 (which is equal to the par value of the Company’s preferred A shares), the Company believes that these warrants no longer meet the definition of derivative in accordance with IAS 39.

Paragraph 9 of IAS 39 discusses the definition of a derivative and states that one of the characteristics of a derivative instrument is that it requires no initial net investment or an initial net investment that is smaller than what would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

Jeffrey P. Riedler

Securities and Exchange Commission

June 18, 2014

Paragraph 7.2.40.40 of KPMG IFRS Guidance, Insights into IFRS (10th edition) states that if an option is so deep in the money, at the date of issue or acquisition, that the cost of the option is almost equal to the value of the underlying asset at that date, then it should be accounted for as an investment in the underlying asset and not as a derivative.

The Company believes that, following the significant reduction in the warrants exercise price, they are sufficiently deep in the money because their exercise price is so low (NIS 0.01) that their value is substantially the same as the value of the preferred shares (which is the underlying asset). Therefore, in the Company’s view, the reduction of the warrants’ exercise price to NIS 0.01 is equivalent in substance to issuing preferred share in lieu of the warrants, and consequently, the modified warrants should be reclassified to equity as they are “in substance” preferred shares that are recorded in equity.

For example, the Company believes that warrants with zero or par value exercise price (e.g. penny warrants) should be recorded as equity under IAS 32, as the warrants are so deep in the money that their exercise is certain to occur. This would result in the Company’s obligation to deliver shares. In addition, the Company notes that such warrants would be issued for the same or almost the same consideration as their underlying shares. This would suggest that the risk and rewards of the warrants holder are effectively aligned to those of a holder of the preferred shares.

The Company believes that paragraph B90 of IFRS 10 also supports the notion of in substance shares with respect to the value of the warrants compared with that of the preferred shares, which provides the holder of the warrants access to the returns associated with an ownership interest.

Following the above, the Company believes that the re-pricing of the warrants changes their classification from liability to equity.

The Company also notes that the net share settlement has not been eliminated in the modification of the warrants; however, the Company also believes that such feature does not affect the equity classification of the warrants, since the number of preferred shares of the non-derivative instruments, upon their exercise is fixed “in substance” due to their highly immaterial exercise price and in order for the net share settlement to have any effect on the number of shares that would be issued upon conversion, the value of the Company’s stock would have to decrease by over 84% (total exercise price of all 21,203 outstanding warrants as of July 2013 is $58 compared to the value of preferred A shares of $358 per share). The Company believes that such an event would be considered very unlikely to occur taking into account the remaining term of the warrants on their modification date, which is five years at the maximum and earlier upon an IPO.

In that respect, the Company believes that, after reducing the exercise price to NIS 0.01, the net share settlement mechanism does not have any genuine commercial purpose and for this reason although it has not been legally eliminated it does not have any economic effect.

Jeffrey P. Riedler

Securities and Exchange Commission

June 18, 2014

The use of the net share settlement mechanism is not solely at the discretion of the investors, but is dependent on the occurrence of certain events that are not within the control of the investor, such as an initial public offering or M&A event. Only upon the occurrence of such events would an investor be able to elect to exercise the warrants using the net share settlement mechanism. Further, an investor would only have to pay a very low amount in order to exercise the warrants, and the Company believes to be not genuine and highly unlikely for a holder to do so.

Additionally, according to paragraph 15 of IAS 32, the issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.

Based on the above, the Company believes that the substance of the warrants after their July 2013 modification is equity.

*****

Please telephone the undersigned at (212) 735-3416 or Phyllis G. Korff at (212) 735-2694 if you have any questions or require any additional information.

Very truly yours,

/s/ Andrea L. Nicolas

Andrea L. Nicolas